SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Blackrock Income Trust Inc.

( BKT )

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09247F209

(CUSIP Number)

Paul E. Rasmussen

80 South Eighth Street, Suite 3300

Minneapolis, MN 55402

(Name, Address, and Telephone Number of Person

Authorized to Receive Notices and Communications)

11/25/2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for an subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09247F209

1	Names of Reporting Persons
Sit Investment Associates, Inc.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Source of Funds (see instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization
State of Minnesota
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0
	8	Shared Voting Power
2,078,481
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
2,078,481
11	Aggregate Amount Beneficially Owned by Each Reporting Person
2,078,481
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13	Percent of class represented by amount in row (11)
9.8%
14	Type of Reporting Person (See Instructions)
IA

CUSIP No. 09247F209

1	Names of Reporting Persons
Sit Fixed Income Advisors II, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Source of Funds (see instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization
Organized in Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0
	8	Shared Voting Power
2,078,481
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
2,078,481
11	Aggregate Amount Beneficially Owned by Each Reporting Person
2,078,481
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13	Percent of class represented by amount in row (11)
9.8%
14	Type of Reporting Person (See Instructions)
IA

ITEM 1	Security and Issuer

Common Stock

Blackrock Income Trust Inc.

100 Bellevue Parkway

Wilmington, DE 19809

ITEM 2	Identity and Background

a)	and c)

This statement is filed by:

Sit Investment Associates, Inc., a Minnesota corporation (SIA), and Sit Fixed Income Advisors II, LLC, a Delaware limited liability company (SFI). Both SIA and SFI are parties to a Joint Filing Agreement as further described in Exhibit B.

SIA is a registered investment adviser.

SFI is a registered investment adviser and subsidiary of SIA.

SIA or SFI serves as investment adviser on behalf of its clients. SIA and SFI have entered into investment management agreements with each of its clients pursuant to which SIA or SFI has full discretionary authority to direct the investments of its client in accordance with the investment objectives and restrictions of the client. The investment management agreements also provide that SIA or SFI has assumed the responsibility to vote on behalf of its clients all shares held by its clients in accounts managed by SIA or SFI.

Roger J. Sit is chairman and CEO of SIA and SFI.

Ronald D. Sit is a vice president of SIA and director.

By virtue of these positions, each of SIA, SFI, Roger J. Sit, and Ronald D. Sit, may be deemed to beneficially own the Shares held in SIA and SFI client accounts. SIA, SFI, Roger J. Sit, and Ronald D. Sit together are the “Sit Entities.”

b)	The business address of each of the Sit Entities is 80 South Eighth Street, Suite 3300, Minneapolis, MN 55402.

d)	During the last five years, neither Roger J. Sit nor Ronald D. Sit have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)	During the last five years, none of the Sit Entities have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	Roger J. Sit and Ronald D. Sit are United States citizens.

ITEM 3	Source and Amount of Funds or Other Consideration

The Sit Entities acquired the Issuer’s Shares in open market transactions with client funds held in custody accounts managed by SIA and SFI.

ITEM 4	Purpose of Transaction

The Sit Entities have acquired the Issuer’s Shares for investment purposes, and such purchases have been made in the ordinary course of business. The Issuer’s Shares have been acquired on behalf of SIA’s and SFI’s clients.

In pursuing such investment purposes, the Sit Entities purchased the Shares based on the Sit Entities’ belief that the Shares represented an attractive investment opportunity, and the Sit Entities may further purchase, hold, vote, trade, sell or otherwise deal in the Shares at the time, and in such manner, as they deem advisable to benefit from, among many things, changes in market prices of such Shares, the market prices of such Shares relative to the value of the Issuer’s assets, changes in the Issuer’s investment strategy, and composition of the Issuer’s portfolio.

None of Sit Entities have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

The Sit Entities intend to review their investment in the Issuer’s Shares on a continuing basis and may also propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including engaging in discussions with management, the Board of Directors and shareholders concerning, among other things, the Issuer’s performance, the market prices of the Issuer’s Shares relative to the value of the Issuer’s assets, the Issuer’s distribution rate, the Issuer’s capitalization, the Issuer’s investment strategy and the Issuer’s portfolio holdings. The Sit Entities may make binding and non-binding shareholder proposals, or may nominate one or more individuals as nominees for election to the Board.

ITEM 5	Interest in Securities of the Issuer

a)	and b)

The aggregate percentage of Shares reported owned by Sit Entities herein is based upon 21,307,672 Shares outstanding as of June 30, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Form N-CSRS.

As of the date hereof, the Sit Entities may be deemed to be the beneficial owner of 2,078,481 Shares held in client accounts which represent 9.8% of the Issuer’s outstanding Shares. Each of the Sit Entities may be deemed to have shared power to vote and dispose of such Shares. However, none of SIA’s or SFI’s client accounts own more than 5% of the shares outstanding, and none of SIA’s or SFI’s directors or executive officers own shares directly.

c)	Transactions in Shares effected during the past 60 days by the Sit Entities are set forth in Exhibit A.

d)	The clients of SIA and SFI have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares held for their respective accounts.

e)	Not applicable

ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Not applicable.

ITEM 7	Materials to be Filed as Exhibits

Exhibit A: Schedule of Transactions in Shares by Sit Entities during the past 60 days

Exhibit B: Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

November 26, 2024

By:	Sit Investment Associates, Inc.
/s/ Roger J. Sit
Name/Title: Roger J. Sit, Chairman & CEO

By:	Sit Fixed Income Advisors II, LLC
/s/ Roger J. Sit
Name/Title: Roger J. Sit, Chairman & CEO

EXHIBIT A

Schedule of Transactions in Shares by Sit Entities during the past 60 days:

Date of Transaction	Transaction	Shares of Common Stock	Price Per Share ($)
10/07/2024	SELL	200	12.46
10/10/2024	SELL	4,163	12.33
10/14/2024	SELL	1,154	12.34
10/15/2024	SELL	580	12.24
10/16/2024	SELL	2,519	12.26
10/17/2024	SELL	2,037	12.23
10/21/2024	SELL	14,037	12.10
10/22/2024	SELL	2,492	12.09
10/23/2024	SELL	401	12.05
10/24/2024	SELL	2,790	11.95
10/25/2024	SELL	10,089	12.00
10/28/2024	SELL	7,907	11.98
10/29/2024	SELL	8,698	11.82
10/31/2024	SELL	1,021	11.94
11/07/2024	SELL	10,000	11.88
11/08/2024	SELL	9,828	11.96
11/15/2024	SELL	13,532	11.76
11/18/2024	SELL	3,948	11.72
11/19/2024	SELL	5,951	11.77
11/20/2024	SELL	4,095	11.70

EXHIBIT B

Joint Filing Agreement

The undersigned agree that the statement on Schedule 13D with respect to the Common Stock of Blackrock Income Trust Inc., dated as of November 26, 2024, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date first written above.

By: Sit Investment Associates, Inc.	By: Sit Fixed Income Advisors II, LLC
/s/Roger J. Sit	/s/ Roger J. Sit
Roger J. Sit	Roger J. Sit
Its: CEO	Its: CEO